UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2023

Commission file number: 001-38307

RETO ECO-SOLUTIONS, INC.

(Registrant’s name)

c/o Beijing REIT Technology Development Co., Ltd.

X-702, Tower A, 60 Anli Road, Chaoyang District, Beijing

People’s Republic of China 100101

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Change of Authorized Shares

On July 31, 2023, the Board of Directors of ReTo Eco-Solutions, Inc., a British Virgin Islands business company (the “Company”), approved a change of the maximum number of shares that the Company is authorized to issue (the “Change of Authorized Shares”) from 20,000,000 shares of a single class each with a par value of US$0.01 to an unlimited number of shares of a single class each with a par value of US$0.01, and an amendment of the Company’s Amended and Restated Memorandum and Articles of Association to reflect the Change of Authorized Shares, effective July 31, 2023.

INCORPORATION BY REFERENCE

This Report on Form 6-K, including Exhibit 3.1 herein, shall be deemed to be incorporated by reference into each of (i) the registration statement on Form F-3, as amended (File No. 333-267101) of the Company, (ii) the registration statement on Form S-8, as amended (File No. 333-270355), of the Company and (iii) the registration statement on Form S-8, as amended (File No. 333-264499), of the Company and to be a part thereof from the date on which this Report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit	Description
3.1	Amendment to Memorandum of Association

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

RETO ECO-SOLUTIONS, INC.

By:	/s/ Hengfang Li
Hengfang Li
Chief Executive Officer

Dated: August 3, 2023

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